PEDIATRIX®
MEDICAL GROUP, INC.

2003 Annual Report


MD

The Care
Continuum

During 2004, Pediatrix Medical Group will celebrate its 25th year of providing patient care. From its establishment as a two-physician neonatal group practice through the development of a national group practice, Pediatrix has applied a simple principle:

[– Take Great Care of the Patient –]

Adherence to that principle has enabled the practice to grow on a solid foundation. Today, Pediatrix's national group practice includes maternal-fetal, neonatal, pediatric cardiology, pediatric intensive and pediatric hospitalist physician subspecialties, as well as newborn metabolic and newborn hearing screens. These services are offered as part of a clinical care continuum that provides significant room for additional growth.





VISITOR
NICU PASS 2

O W

...ic offering provides capital for
...iatrix to expand through acquisition of
...practices. Neonatal physician
...up targeted for initial growth.

...wborn hearing screen
...am launched.

Center for Research and Education esta-
lished. Initial entries are made to clinic...
database Research Data System (RDS).

Acquisition of maternal-fetal medicine
subspecialty practices begin as
Pediatrix expands continuum of care.

94

95

96

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'ediatrix publishes revised neonatal growth
urves, surveying 27,229 outcomes from
RDS, replacing a [illegible]0-year-old standard.
Nation's largest independent metabolic screening laboratory acquired. When combined with newborn hearing screen program, becomes part of Pediatrix Screening.
Pediatrix acquires Magella Healthcare Corporation and integrates its 110 physicians into the national group practice.
00
01
03





g
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Roger M[illegible] M.D. and Greg Melnick, M.D., [illegible]ir first neonatal intensive care unit (NICU) in Broward County, Florida. Practice grows within South Florida as hospitals build NICUs.

Charleston Area Medical Center, West Virginia, awards NICU [illegible]t to Pediatrix. F[illegible]tract [illegible] leads to growth [illegible] the U.S.

Pediatrix obtains financing through venture capital investment. Develops infrastructure to support growth.

79

90

92









Better outcomes.

That's the goal of any physician, of any hospital administrator, of any payor. Every participant in the healthcare system is looking for better outcomes for patients. Accomplishing better outcomes – that's the challenge.



That's the challenge.

Identifying, improving, sharing,

Pediatrix has demonstrated that better outcomes are the product of several factors, including identifying specific areas for improvement, analyzing best processes and sharing newly acquired knowledge with physician colleagues.


Heart Rate
Resp Rate
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Heart
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challenging the status quo.

Developing systems to leverage our clinical information

Pediatrix has advanced a business model that generates consistent superior results. Additionally, it has quietly built a clinical infrastructure that takes advantage of information gathered by physicians at the patient's bedside. At Pediatrix, information systems are not a commodity, but strategic tools – tools that are used today to position Pediatrix as a patient-centric healthcare services organization.





for consistently superior results.

BETTER OUTCOMES. That's the goal of any physician, of any hospital administrator, of any payor. Every participant in the healthcare system is looking for better outcomes for patients. Accomplishing better outcomes – that's the challenge.

There's a widely held perception that improvements in patient care are driven by significant technological leaps. More powerful imaging will allow physicians to make more accurate diagnoses and begin focused treatment programs sooner. New pharmaceuticals will contain or suppress diseases, relieve pain, and improve the quality of life.

That's the theory, at least, and, in fact, it may be the case for conditions that afflict large patient populations.

In neonatal intensive care units across the country, however, patient care improvements are being delivered through the methodical, meticulous analysis of processes, driven by physicians using powerful information tools to hone in on specific clinical objectives. These are the physicians who, practicing as part of Pediatrix Medical Group, are contributing to patient care advances by using state-of the-art electronic medical records to simultaneously build their daily progress note while feeding the world's largest data warehouse of privacy-protected neonatal outcomes.

Today, they are mining that data to identify ways to improve patient care through extensive process review, by challenging old assumptions, analyzing best processes and sharing their newly acquired knowledge with physician colleagues.

It's a novel approach to physician services, one made possible because Pediatrix's national group practice encompasses a common data-gathering mechanism, as well as the critical mass in maternal-fetal and newborn intensive care, to develop the systems to monitor outcomes within these physician subspecialties.

Throughout its history, Pediatrix has advanced a culture that embraces intellectual curiosity, encourages discussion and facilitates the process necessary to satisfy that curiosity. It's a culture that also recognizes the business objective as much as the intellectual clinical pursuit.

Pediatrix physicians are deploying an evidence-based approach towards the practice of medicine that focuses on improving outcomes, reducing unnecessary procedures and impacting length of stay. Efforts to drive clinical quality at neonatal intensive care units (NICUs) make Pediatrix a valued partner to hospitals, payors and referring physicians throughout the country.

[Identifying Meaningful Differences; Sharing Data Across the Practice]

Pediatrix has demonstrated that better outcomes are the product of several factors, including identifying specific areas for improvement and persuading caregivers to challenge the status quo.

Why do tiny babies, those weighing less than 1,500 grams, or about three pounds, at birth, grow faster at some units than at others? To find the answer, a team of Pediatrix physicians tapped the patient outcomes database to identify units that were constantly achieving superior outcomes.

Not surprisingly, as they plotted data, a bell-curve distribution emerged. Most units were in the middle, with a number of units at either the high-performing, or the low-performing tails of the distribution curve.

The team then conducted a series of site visits to observe practices. What were physicians doing differently at different units? Their findings: at units where babies grew faster, physicians consistently and deliberately made weight gain a part of their treatment plan. By studying the outcomes data, identifying specific best practices and meaningful process differences, this physician team was able to facilitate discussions that helped all physicians across the national group practice to embrace clinical strategies that have positively impacted the rate of growth for tiny babies. In fact, three years after the process review was begun, the average weight gain per day for the first 28 days of life was 20 percent greater than for the baseline period. Pediatrix believes that faster-growing babies are healthier babies who may be discharged home sooner, resulting in reduced length of stays and lower hospitalization costs.

Over the course of the past three years, best-demonstrated process initiatives have worked their way into Pediatrix's NICU clinical management toolset. In the case of the weight gain study, physicians are continuously monitoring outcomes data, trying to set new standards for weight gain among premature babies.

These clinical quality improvement processes look specifically at physician activity and use objective information to impact practice patterns at units across Pediatrix's national group practice. In addition, Pediatrix has shared this information with the neonatology community at large.

[Partnering with Hospitals to Improve Care]

Effecting positive change in the practice of medicine often requires building a collaborative team that reaches beyond the physician and incorporates all of the processes that impact the patient. In hospital-based settings, the physician is the team leader, coordinating a care model that encompasses nurses, specialized therapists, pharmacists and others who are employed by the hospital.

Pediatrix physicians at five NICUs, partnering with their respective hospitals, recently participated in a multi-functional process review with the goal of improving information flow and reducing antibiotic usage for babies. The five units succeeded in reducing the time that a subset of patients is on antibiotics by one day. That change can have a dramatic impact on quality and cost of care.

This collaborative effort is unique on several fronts. It brings together care providers, whose interactions are more often task-specific than part of an overall process, and it includes participants at hospitals from different systems and affiliations in different markets nationwide. As important, it also closes a loop from "ivory tower" to clinical practice. The issue of hospital-borne infection was raised at Pediatrix's annual Consensus Conference in 2002, and the discussion included process improvements within NICUs regarding administration of antibiotics. Discussion of hospital-borne infection following the Consensus Conference was immediately extended to Pediatrix U™, the Company's on-line university, www.pediatrixu.com, where it was the subject of two consecutive monthly Grand Rounds presentations. Grand Rounds, as applied on Pediatrix U, are an interactive, facilitated educational opportunity where new clinical ideas and new methodologies are presented to physicians worldwide. The educational curriculum served as a launching pad for the collaborative process review at the five NICUs, and their findings will be shared across the national group practice to change clinical processes in ways that improve care.

[Applying An Information Management Strategy Across All Subspecialties]

Pediatrix's clinical quality and new collaborative initiatives are examples of the application of a systematic approach to patient care.

Neonatal physicians have been the beneficiaries of Pediatrix's mindset toward gathering and analyzing information to change practice patterns. Now, other subspecialty practices are benefiting from this same mindset. In fact, maternal-fetal medicine subspecialists practicing as part of Pediatrix's subsidiary, Obstetrix Medical Group, have completed retrospective studies of neonatal outcomes which then resulted in changes in their practice patterns. During 2004, Obstetrix physicians will begin to use an internally developed electronic medical record that will lead to the creation of a maternal-fetal outcomes database.

The Company's success in the maternal-fetal-newborn niche has created opportunities to expand into related areas – such as pediatric intensive care and pediatric cardiology – and with that growth the same systems approach toward patient quality will be applied.

Healthcare remains a largely fragmented sector of the economy, with decision-making driven by a variety of uncoordinated considerations, particularly within physician services. With its national group structure, Pediatrix provides a "big picture" view within maternal-fetal-newborn services, studying practice patterns across its physician network, while at the same time quickly sharing advances in practice standards with those caregivers at the patient's bedside.

Pediatrix has advanced a business model that generates consistent superior results. Additionally, it has quietly built a clinical infrastructure that is capitalizing on information leverage.

At Pediatrix, information systems are not a commodity, but strategic tools – tools that are used today to position Pediatrix as a patient-centric healthcare services organization.

To Our Shareholders

We had another very impressive year in 2003, a period in which we continued to make significant progress in developing our national physician group practice. During the year, we embarked on a deliberate and measured expansion program that we believe will enhance our position as the leaders in maternal-fetal, newborn and pediatric subspecialty services. At the same time, we achieved record operating results. By every financial measure, 2003 was a remarkable year.

- Revenue grew 18 percent, to $551 million, with strong same unit growth and a renewed acquisitions effort;
- Operating income increased 22 percent to $137 million. Our operating margin expanded to almost 25 percent, as we continue to manage our business more efficiently;
- Net income climbed 23 percent to $84 million;
- Earnings per share increased by 33 percent, to $3.43; and
- Cash flow from operations reached $118 million. We used our strong cash flows to fund acquisitions as well as our share repurchase program. At year-end, we remained virtually debt free.

We are very proud of these financial accomplishments. They occurred during a period when certain regulatory issues continued to affect us, including the Federal Trade Commission's review of a 2001 acquisition and a U.S. Attorney's Office review of our billing practices. These reviews are active and ongoing and we are engaged in dialogue with investigators. However, we cannot predict what action might be taken or the timing of any eventual resolution.

What we can control are our core operations, and our financial results for 2003 demonstrate that we remain focused on executing a strategy that is leading the way in changing how some physician services are being delivered to patients in this country.

That's a bold statement; one that we are proud to explain.

During 2003, our neonatal physicians cared for 57,239 newborns admitted into neonatal intensive care units (NICUs) across the country. The care provided by these physicians exceeded a cumulative 1 million patient days.

This is a significant level of patient volume that brings with it the responsibility to better understand what is happening to newborns, learn how we can continue to improve their chances for a normal life and share our findings with the neonatal community and related care-givers. It is a responsibility that we have met because the core of our national group practice model is the convergence of our leading clinical activities and operational strengths.

Our results during the past several years, both clinical and financial, validate our hypothesis that it is possible to realize significant benefits when good business processes are paired with a strong clinical culture. These clinical and operating successes are the product of very deliberate processes that we have implemented over time.

Since 1996, when we began tracking patient outcomes in a centralized database, we have compiled information on more than 186,000 patients. Our investment in the development and support of this clinical database produces frequent and impressive dividends that, while not readily apparent to the financial community, have been noticed among neonatologists worldwide.

During 2003, our effort to challenge our physicians to identify and implement best processes that directly improve patient outcomes was recognized through publication in peer-reviewed journals. Constantly improving clinical quality is a fundamental



Roger J. Medel, M.D.

principle at Pediatrix, and in the past several years we have provided our physicians with the tools to ask critical clinical questions, provide evidence-based answers, and apply newly acquired knowledge at the patient's bedside, all in a relatively rapid time frame. We have completed a series of clinical quality initiatives that identify specific goals for improving patient outcomes, establish a plan to reach those goals, and constantly measures performance against those objectives. It is just one example of the work conducted by our physicians, and shared among our national group practice, that has helped to differentiate our practices based on discrete clinical measures.

With this annual report, we highlight some of our recent clinical achievements, which have been made possible because we have advanced a culture that embraces good clinical care. Our clinical success also has a direct impact on the administrative side of our national practice. For example, our hospital relationships are strengthened as we collaborate on ways to streamline processes to improve outcomes, observe and analyze best practices, and share those findings across our group and among physicians worldwide. This fusion of business systems and clinical processes, with the natural scientific curiosity of physicians working together, has changed the way medicine is practiced. At the same time, this fusion has been a contributing factor to our acquisition program, making Pediatrix a compelling choice for physicians who want to make a difference during their careers.

Throughout 2003, the pace of our acquisition program accelerated. We added a total of seven physician group practices, representing three distinct physician subspecialties – neonatology, pediatric intensive care and pediatric cardiology. When coupled with our maternal-fetal medicine subspecialists and our growing pediatric hospitalist program, we are successfully managing a comprehensive array of physician services that are within our core competency. At the same time, we are creating a continuum of patient care that starts before birth and, through our pediatric cardiologists, can establish a relationship that extends into adulthood.

During the year, we welcomed neonatal practices in Knoxville, Tennessee, Cleveland, Ohio, Tampa, Florida, and Lynchburg, Virginia to our national group. Our neonatal practice growth also included the addition of new contracts to manage NICUs in Corpus Christi, Texas, Kansas City, Kansas, and southern California. We also acquired two pediatric cardiology practices – one in West Palm Beach, Florida, and another based in Phoenix, Arizona, serving patients statewide. In addition, our pediatric intensive care services were expanded with the acquisition of a large practice in Chicago. Pediatric cardiology and pediatric intensive care present exciting growth opportunities for our national group practice. Throughout 2004, we expect to expand our network of physician practices through our acquisition program. In addition, there are attractive niche opportunities to consider in other areas surrounding our maternal-fetal, newborn and pediatric subspecialty care.

By providing care for the most critically ill newborns at a hospital, our physicians are recognized as newborn experts at their facilities. This recognition has allowed our physicians to identify new opportunities within the hospital setting to grow their practices. In the past, these opportunities have included managing care in well-baby nurseries, which creates efficiencies for office-based pediatricians, as well as by identifying other opportunities to serve other pediatric patients within our hospitals, and expanding outreach programs to referring physicians. These efforts have contributed to solid same-unit growth during the past several years.

We are also excited about the growth of our screening businesses. Pediatrix's hearing screen program, started 10 years ago, has grown to become the nation's largest, principally serving patients born at hospitals where our physicians practice. In May 2003, we acquired the nation's largest independent laboratory providing newborn metabolic screens. We subsequently combined it with our hearing screen program to create Pediatrix Screening. The metabolic screening business was a strategic fit, since we are offering services to newborn patients during the first few days of life. All states mandate that babies be screened for some metabolic disorders, but which disorders are screened for varies from state to state. Pediatrix Screening has the ability to address this variability by offering supplemental newborn screening services that screen for as many as 50 disorders that, once identified, can be managed. Pediatrix screening uses a combination of technologies, including tandem mass spectrometry, which is emerging as an important tool in the early identification of these disorders.

We recently launched a multi-pronged marketing program for our screening services that is aimed at developing existing and new hospital relationships, reaching out to state agencies, and creating direct-to-consumer educational programs. With both hearing and metabolic screening services, we are confident that our focus on quality outcomes will create yet another important niche for Pediatrix.

The newborn screening opportunity is one example of how we are able to expand within our core area of maternal-fetal and newborn physician services. Today, we are embarking on a growth strategy that builds on our current clinical and operational strengths. We are confident that this emerging patient care continuum will help our partners – hospitals, referring physicians and third-party payors – to manage and improve patient outcomes.

Our management team has endeavored to apply strict discipline to our growth. That focus will continue. As important, we recognize that our investments in clinical infrastructure are made possible because of our focus on sound operations. That focus is the cornerstone of our dedication to achieving superior financial results.

In 2004, Pediatrix will celebrate its 25th year as a physician group practice. Throughout this quarter century we have demonstrated that the viability of our model is traced to a very simple maxim: take great care of our patients. We have maintained a focus of satisfying our unique customers – our patients, our hospitals, our referring physicians, and our payors – by providing quality care.

Sincerely,

Roger Medel

Roger J. Medel, M.D.
President and Chief Executive Officer

Financial Review

The selected consolidated financial data set forth as of and for each of the five years in the period ended December 31, 2003, have been derived from our audited Consolidated Financial Statements. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Annual Report.

	Years Ended December 31,				
(In thousands, except per share and other operating data)	*1999*	*2000*	*2001*	*2002*	*2003*
CONSOLIDATED INCOME STATEMENT DATA:					
Net patient service revenue [1][2]	$227,042	$243,075	$354,595	$465,481	$551,197
Operating expenses:					
Practice salaries and benefits	126,972	148,476	197,581	263,165	310,778
Practice supplies and other operating expenses	9,341	11,022	14,297	15,791	18,588
General and administrative expenses	33,655	44,895	62,841	68,315	76,537
Depreciation and amortization	12,068	13,810	21,437	6,135	8,405
Total operating expenses	182,036	218,203	296,156	353,406	414,308
Income from operations	45,006	24,872	58,439	112,075	136,889
Investment income	296	358	309	818	482
Interest expense	(2,697)	(3,771)	(2,538)	(1,156)	(1,372)
Income before income taxes	42,605	21,459	56,210	111,737	135,999
Income tax provision	17,567	10,473	25,782	42,961	51,671
Net income	$ 25,038	$ 10,986	$ 30,428	$ 68,776	$ 84,328
PER SHARE DATA:					
Net income per common share:					
Basic	$ 1.61	$ 0.70	$ 1.44	$ 2.68	$ 3.55
Diluted	$ 1.58	$ 0.68	$ 1.36	$ 2.58	$ 3.43
Weighted average shares used in computing net income per common share:					
Basic	15,513	15,760	21,159	25,622	23,742
Diluted	15,860	16,053	22,478	26,629	24,577
OTHER OPERATING DATA:					
Number of physicians at end of period	434	452	588	622	690
Number of births	337,480	381,602	450,205	501,832	522,612
NICU admissions	33,942	39,272	48,186	55,121	57,239
NICU patient days	548,064	637,957	804,293	983,733	1,087,753
CONSOLIDATED BALANCE SHEET DATA:					
Cash and cash equivalents	$ 825	$ 3,075	$ 27,557	$ 73,195	$ 27,896
Working capital (deficit)[3]	(16,352)	2,108	34,381	79,555	24,512
Total assets	334,790	324,734	573,099	648,679	717,594
Total liabilities	105,903	82,834	94,247	100,681	145,216
Borrowings under line of credit	48,393	23,500	–	–	–
Long-term debt and capital lease obligations, including current maturities	2,350	–	3,206	2,489	1,864
Shareholders' equity	228,887	241,900	478,852	547,998	572,378

(1) The Company adds new physician practices as a result of acquisitions and the addition of new hospital contracts. In addition, the Company acquired an independent laboratory specializing in newborn metabolic screening in May 2003. The increase in net patient service revenue related to acquisitions (including our acquisition of Magella in May 2001) and the addition of new hospital contracts was approximately $49.5 million, $13.9 million, $86.6 million, $69.8 million and $30.1 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

(2) Net patient service revenue for the year ended December 31, 2000, included a charge of $6.5 million, which was recorded during the three months ended June 30, 2000, to increase the allowance for contractual adjustments and uncollectible accounts.

(3) At December 31, 1999 and 2000, the balance outstanding on the Company's line of credit was classified as a current liability.

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Annual Report. The operating results for the periods presented were not significantly affected by inflation.

OVERVIEW

Pediatrix is the nation's largest healthcare services company focused on physician services for newborn, maternal-fetal and other pediatric subspecialty care. Our national network is comprised of 690 affiliated physician specialists, including 540 neonatal physicians, who provide clinical care in 30 states and Puerto Rico, primarily within hospital-based neonatal intensive care units (NICUs) to babies born prematurely or with medical complications. Our affiliated neonatal physician specialists staff and manage clinical activities at more than 200 NICUs, and our 81 affiliated maternal-fetal medicine subspecialists provide care to expectant mothers experiencing complicated pregnancies in many areas where our neonatal physicians practice. Our network includes other pediatric subspecialists, including 33 pediatric intensivists, 20 pediatric cardiologists and 16 pediatric hospitalists. In addition, we believe that Pediatrix is the nation's largest provider of hearing screens to newborns and the nation's largest private provider of metabolic screening services to newborns.

During 2003, we completed the acquisition of an independent laboratory specializing in newborn metabolic screening. Additionally, we acquired seven physician group practices, consisting of four neonatal groups, two pediatric cardiology practices and one pediatric intensive care unit. We also added four NICU practices through new hospital contracts.

Geographic Coverage and Payor Mix

During 2001, 2002 and 2003, approximately 59%, 62% and 60%, respectively, of our net patient service revenue was generated by operations in our five largest states. Over those same periods, our operations in Texas accounted for approximately 29%, 33% and 31% of our net patient service revenue. Although we continue to seek to diversify the geographic scope of our operations, primarily through acquisitions of physician group practices, we may not be able to implement successfully or realize the expected benefits of any of these initiatives. Adverse changes or conditions affecting markets in which our operations are concentrated, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements, or government investigations, may have a material adverse effect on our business, financial condition and results of operations.

We bill payors for professional services provided by our affiliated physicians to our patients based upon rates for specific services provided. Our billed charges are substantially the same for all parties in a particular geographic area regardless of the party responsible for paying the bill for our services. We determine our net patient service revenue based upon the difference between our gross fees for services and our estimated ultimate collections from payors. Net patient service revenue differs from gross fees due to (i) Medicaid reimbursements at government-established rates, (ii) managed care payments at contracted rates, (iii) various reimbursement plans and negotiated reimbursements from other third parties, and (iv) discounted and uncollectible accounts of private pay patients.

Our payor mix is comprised of government (principally Medicaid), contracted managed care, other third parties and private pay patients. We benefit from the fact that most of the medical services provided in the NICU or PICU are classified as emergency services, a category typically classified as a covered service by managed care payors. In addition, we benefit when patients are covered by Medicaid, despite Medicaid's lower reimbursement rates as compared with other payors, because typically these patients would not otherwise be able to pay for services due to lack of insurance coverage. However, a significant increase in the government component of our payor mix at the expense of other third-party payors could result in a reduction in our average reimbursement rates and in the absence of increased patient volume or improved reimbursement from contracted managed care or other third parties, could have a material adverse effect on our business, financial condition and results of operations. The following is a summary of our payor mix, expressed as a percentage of net patient service revenue, exclusive of administrative fees, for the periods indicated.

	Years Ended December 31,		
	2001	*2002*	*2003*
Government	23%	23%	**25%**
Contracted managed care	49%	55%	**58%**
Other third parties	27%	21%	**16%**
Private pay patients	1%	1%	**1%**
	100%	100%	**100%**

The payor mix shown above is not necessarily representative of the amount of services provided to patients covered under these plans. For example, services provided to patients covered under government programs represented approximately 48% of our total gross patient service revenue but only 25% of our net patient service revenue during 2003.

Quarterly Results

The following table presents certain unaudited quarterly financial data for each of the quarters in the years ended December 31, 2002 and 2003. This information has been prepared on the same basis as our Consolidated Financial Statements appearing elsewhere in this Annual Report and includes, in our opinion, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the quarterly results when read in conjunction with our Consolidated Financial Statements and the related notes. We have historically experienced and expect to continue to experience quarterly fluctuations in net patient service revenue and net income. These fluctuations are primarily due to the following factors:

- A significant number of our employees and our associated professional contractors, primarily physicians, exceed the level of taxable wages for social security during the first and second quarters of the year. As a result, we incur a significantly higher payroll tax burden, and our net income is lower during those quarters.
- A lower number of calendar days are present in the first and second quarters of the year as compared to the remainder of the year. Because we provide services in NICUs on a 24 hour basis, 365 days a year, any reduction in service days will have a corresponding reduction in net patient service revenue.

We have significant fixed operating costs, including physician costs, and, as a result, are highly dependent on patient volume and capacity utilization of our affiliated professional contractors to sustain profitability. Additionally, quarterly results may be impacted by the timing of acquisitions and fluctuations in patient volume. As a result, the operating results for any quarter are not necessarily indicative of results for any future period or for the full year.

	2002 Quarters				*2003 Quarters*			
(In thousands, except for per share data)	*First*	*Second*	*Third*	*Fourth*	*First*	*Second*	*Third*	*Fourth*
Net patient service revenue	$107,282	$116,223	$122,502	$119,474	$126,200	$133,701	$145,514	$145,782
Operating expenses:								
Practice salaries and benefits	62,534	65,183	68,232	67,216	74,616	75,648	80,196	80,318
Practice supplies and other operating expenses	3,489	3,954	3,997	4,351	4,065	4,718	4,778	5,027
General and administrative expenses	17,572	17,740	17,483	15,520	18,301	19,006	19,843	19,387
Depreciation and amortization	1,465	1,463	1,520	1,687	1,650	1,903	2,495	2,357
Total operating expenses	85,060	88,340	91,232	88,774	98,632	101,275	107,312	107,089
Income from operations	22,222	27,883	31,270	30,700	27,568	32,426	38,202	38,693
Other expense, net	(130)	(65)	(67)	(76)	(151)	(354)	(341)	(44)
Income before income taxes	22,092	27,818	31,203	30,624	27,417	32,072	37,861	38,649
Income tax provision	8,616	10,851	11,857	11,637	10,418	12,187	14,388	14,678
Net income	$ 13,476	$ 16,967	$ 19,346	$ 18,987	$ 16,999	$ 19,885	$ 23,473	$ 23,971
Per share data:								
Net income per common and common equivalent share:								
Basic	$ .53	$ .64	$ .75	$ .75	$ .70	$ .84	$ 1.01	$ 1.02
Diluted	$ .51	$ .62	$ .73	$ .73	$ .68	$ .82	$ .97	$ .97

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Note 2 to our Consolidated Financial Statements provides a summary of our significant accounting policies, which are all in accordance with generally accepted accounting policies in the United States. Certain of our accounting policies are critical to understanding our Consolidated Financial Statements because their application requires management to make assumptions about future results and depends to a large extent on management's judgment, because past results have fluctuated and are expected to continue to do so in the future.

We believe that the application of the accounting policies described in the following paragraphs are highly dependent on critical estimates and assumptions that are inherently uncertain and highly susceptible to change. For all these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below.

Revenue Recognition

We recognize patient service revenue at the time services are provided by our affiliated physicians. Patient service revenue is presented net of an estimated provision for contractual adjustments and uncollectibles. Management estimates allowances for contractual adjustments and uncollectibles on accounts receivable based on historical and other factors, including an evaluation of expected adjustments and delinquency rates, past adjustment and collection experience in relation to amounts billed, current economic conditions and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed and reimbursements by government-sponsored healthcare programs and insurance companies for such services. The evaluation of these historical and other factors involves complex, subjective judgments. Our Consolidated Financial Statements may be materially and adversely affected if actual adjustments and uncollectibles exceed management's estimated provision as a result of changes in these factors.

Professional Liability Coverage

We maintain professional liability insurance policies with third-party insurers on a claims-made basis, subject to deductibles, exclusions and other restrictions. We self-insure our liabilities to pay deductibles under our professional liability insurance coverage through a wholly owned captive insurance subsidiary. We record a liability for self-insured deductibles and an estimate of liabilities for claims incurred but not reported based on an actuarial valuation using historical loss patterns. An inherent assumption in such estimates is that historical loss patterns can be used to predict future patterns with reasonable accuracy. Because many factors can affect historical and future loss patterns, the determination of an appropriate reserve involves complex, subjective judgment, and actual results may vary significantly from estimates. Insurance liabilities are necessarily based on estimates including claim frequency and severity as well as health care inflation. Liabilities for claims incurred but not reported are not discounted.

Goodwill

We record acquired assets and liabilities at their respective fair values, recording to goodwill the excess of cost over the fair value of the net assets acquired, including identifiable intangible assets. Goodwill related to acquisitions completed prior to July 1, 2001 was amortized through the year ended December 31, 2001 on a straight-line basis over 25 years. In accordance with the provisions of Statement of Financial Accounting Standards, No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets," no goodwill amortization was recorded for the years ended December 31, 2002 and 2003. See Note 2 to our Consolidated Financial Statements.

We test goodwill for impairment at an operating segment level, known as a reporting unit, on at least an annual basis using a two-step test. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, a second step is performed to determine the amount of any impairment loss. We use income and market-based valuation approaches to determine the fair value of our reporting units. These approaches focus on discounted cash flows and market multiples to derive the fair value of a reporting unit. We also consider the economic outlook for the healthcare services industry and various other factors during the testing process, including hospital and physician contract changes, local market developments, changes in third-party payor payments, and other publicly-available information.

Other Matters

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of our Consolidated Financial Statements. For example, our Consolidated Financial Statements are presented on a consolidated basis with our affiliated professional associations, corporations and partnerships ("affiliated professional contractors") because we or one of our subsidiaries have entered into management agreements with our affiliated professional contractors meeting the criteria set forth in the Emerging Issues Task Force Issue 97-2 for a "controlling financial interest." Our management agreements are further described in Note 2 to our

Consolidated Financial Statements. Such policies often require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance and such matters are among topics currently under reexamination by accounting standards setters and regulators. Although no specific conclusions reached by these standard setters and regulators appear reasonably likely to cause a material change in our accounting policies, outcomes cannot be predicted with certainty.

Government Investigations

In June 2002, we received a written request from the FTC to submit information on a voluntary basis in connection with an investigation of issues of competition related to our May 2001 acquisition of Magella and our business practices generally. In February 2003, we received additional information requests from the FTC in the form of a Subpoena and Civil Investigative Demand. Pursuant to these requests, we produced documents and information relating to the acquisition and our business practices in certain markets. We have also provided on a voluntary basis additional information and testimony on issues related to the investigation. At this time, the investigation remains active and ongoing, and we are cooperating fully with the FTC.

Beginning in April 1999, we received requests from various federal and state investigators for information relating to our billing practices for services reimbursed by Medicaid and the United States Department of Defense's TRICARE program for military dependants and retirees. Since then, a number of the individual state investigations were resolved through agreements to refund certain overpayments and reimburse certain costs to the states. In June 2003, we were advised by a United States Attorney's Office that it was conducting a civil investigation with respect to our Medicaid billing practices nationwide. This federal Medicaid investigation, the TRICARE investigation, and related state inquiries are now being coordinated and are active and ongoing. We are cooperating fully with federal and state authorities with respect to these investigations and inquiries.

In November 2003, our maternal-fetal practice in Las Vegas, Nevada was served with a search warrant by the State of Nevada. The warrant requested information concerning Medicaid billings for maternal-fetal care provided by us in that state. We do not know the basis for the warrant or the nature of the issues relating to this investigation. We are cooperating fully with appropriate officials in this investigation.

Currently management remains unable to predict the timing or the outcome of these investigations and inquiries and whether they will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations and the trading price of our common stock.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain information related to our operations expressed as a percentage of our net patient service revenue (patient billings net of contractual adjustments and uncollectibles, and including administrative fees):

	Years Ended December 31,		
	2001	*2002*	*2003*
Net patient service revenue	100.0%	100.0%	100.0%
Operating expenses:			
Practice salaries and benefits	55.7	56.5	56.4
Practice supplies and other operating expenses	4.1	3.4	3.4
General and administrative expenses	17.7	14.7	13.9
Depreciation and amortization	6.0	1.3	1.5
Total operating expenses	83.5	75.9	75.2
Income from operations	16.5	24.1	24.8
Other expense, net	(0.6)	(0.1)	(0.1)
Income before income taxes	15.9	24.0	24.7
Income tax provision	7.3	9.2	9.4
Net income	8.6%	14.8%	15.3%

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

Our net patient service revenue increased $85.7 million, or 18.4%, to $551.2 million for the year ended December 31, 2003, as compared to $465.5 million for the same period in 2002. Of this $85.7 million increase, $30.1 million, or 35.1%, was primarily attributable to revenue generated from acquisitions completed during 2002 and 2003 and the addition of new hospital contracts. During 2003, we increased the pace of acquisitions with the addition of seven group practices and a metabolic screening laboratory. Same unit patient service revenue increased $55.6 million, or 12.4%, for the year ended December 31, 2003. The increase in same unit net patient service revenue was primarily the result of: (i) changes in reimbursement for our services due to modifications to billing codes implemented by the American Medical Association in early 2003; (ii) an increase in neonatal intensive care patient days of 4.2%; (iii) modest price increases implemented on January 1, 2003; (iv) increased revenue from volume growth in maternal-fetal services and other services including hearing screens and newborn nursery services provided at existing practices; and (v) improved managed care contracting processes. The American Medical Association modified neonatal codes in 2003 to more closely align such codes with the services provided. Same units are those units at which we provided services for the entire current period and the entire comparable prior period.

Practice salaries and benefits increased $47.6 million, or 18.1%, to $310.8 million for the year ended December 31, 2003, as compared to $263.2 million for the same period in 2002. The increase was attributable to: (i) costs associated with new physicians and other staff to support acquisition-related growth and volume growth at existing units; (ii) an increase in incentive compensation as a result of same unit growth and operational improvements at the physician practice level; and (iii) an increase in professional liability and group health insurance costs. We continue to realize a significant growth in physician incentive compensation as many of our affiliated physicians participate in a performance-based incentive program. We believe that this program has positively impacted our retention and recruitment of physicians. During 2003, the Company recorded approximately $54.0 million in physician incentive compensation expense compared to approximately $36.3 million in 2002.

Practice supplies and other operating expenses increased $2.8 million, or 17.7%, to $18.6 million for the year ended December 31, 2003, as compared with $15.8 million for the same period in 2002. The increase was attributable to supply and other operating costs related to acquired and new units at which we provide services and our recent acquisition of a metabolic screening laboratory.

General and administrative expenses include all salaries, benefits, supplies and other operating expenses not specifically related to the day-to-day operations of our physician group practices, including billing and collection functions. General and administrative expenses increased $8.2 million, or 12.0%, to $76.5 million for the year ended December 31, 2003, as compared to $68.3 million for the same period in 2002. This $8.2 million increase was primarily due to: (i) salaries and benefits as a result of the continued growth of the Company; (ii) increased professional and consulting fees; (iii) increased legal fees due to government investigations; and (iv) increased insurance costs. General and administrative expenses for the year ended December 31, 2002 include settlement costs of $1.3 million related to a Colorado Medicaid investigation.

Depreciation and amortization expense increased by $2.3 million, or 37.0%, to $8.4 million for the year ended December 31, 2003, as compared to $6.1 million for the same period in 2002. This $2.3 million increase is attributable to: (i) amortization of identifiable intangible assets related to our acquisitions; (ii) depreciation related to the purchase of computer hardware and software, furniture, equipment and improvements at our corporate headquarters and regional offices; and (iii) depreciation related to our corporate offices, which we purchased in September 2003 for approximately $10.1 million.

Income from operations increased $24.8 million, or 22.1%, to $136.9 million for the year ended December 31, 2003, as compared with $112.1 million for the same period in 2002. Our operating margin increased 0.7 percentage points to 24.8% for the year ended December 31, 2003, as compared to 24.1% for the same period in 2002. The increase in operating margin is directly attributable to a reduction in general and administrative expenses as a percent of revenue.

We recorded net interest expense (investment income less interest expense) of $890,000 for the year ended December 31, 2003, as compared with net interest expense of $338,000 for the same period in 2002. The increase in net interest expense is primarily due to the use of cash on hand and borrowings under our line of credit to fund acquisitions and repurchase shares of our common stock under repurchase programs approved by our Board of Directors. See "Liquidity and Capital Resources."

Our effective income tax rates were 38.0% and 38.4% for the years ended December 31, 2003 and 2002, respectively.

Net income increased to $84.3 million for the year ended December 31, 2003, as compared to $68.8 million for the same period in 2002.

Diluted net income per common and common equivalent share was $3.43 on weighted average shares of 24.6 million for the year ended December 31, 2003, as compared to $2.58 on weighted average shares of 26.6 million for the same period in 2002. The net decrease in weighted average shares outstanding was due to the weighted average impact of approximately 4.7 million shares purchased under our repurchase programs, offset in part by an increase in outstanding shares due to stock option exercises and shares issued under our employee stock purchase plans.

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

Our net patient service revenue increased $110.9 million, or 31.3%, to $465.5 million for the year ended December 31, 2002, as compared with $354.6 million for the same period in 2001. Of this $110.9 million increase, $69.8 million, or 62.9%, was attributable to acquired and new units at which we provide services, including units that were added in connection with our acquisition of Magella in May 2001. Same unit patient service revenue increased $41.1 million, or 15.6%, for the year ended December 31, 2002. The increase in same unit net patient service revenue was primarily the result of: (i) modest price increases implemented on June 1, 2001; (ii) improved collection rates; (iii) an increase in patient days of 5.5%; (iv) improved managed care contracting processes; and (v) increased revenue from new services provided in existing practices. Same units are those units at which we provided services for the entire current period and the entire comparable period.

Practice salaries and benefits increased $65.6 million, or 33.2%, to $263.2 million for the year ended December 31, 2002, as compared with $197.6 million for the same period in 2001. The increase was attributable to: (i) costs associated with new physicians and other clinical staff as a result of our acquisition of Magella and to support new unit growth and volume growth at existing units; (ii) an increase in incentive compensation as a result of same unit growth and operational improvements at the physician practice level; and (iii) an increase in professional liability insurance costs.

Practice supplies and other operating expenses increased $1.5 million, or 10.5%, to $15.8 million for the year ended December 31, 2002, as compared with $14.3 million for the same period in 2001. The increase was attributable to new units at which we provide services, including units that were obtained in connection with the acquisition of Magella.

General and administrative expenses include all salaries, benefits, supplies and other operating expenses not specifically related to the day-to-day operations of our physician group practices, including billing and collection functions. General and administrative expenses increased $5.5 million, or 8.7%, to $68.3 million for the year ended December 31, 2002, as compared to $62.8 million for the same period in 2001. This $5.5 million increase was primarily due to: (i) increased costs for services provided to the practices added by the acquisition of Magella; (ii) settlement costs of $1.3 million related to the Colorado Medicaid investigation; (iii) salaries and benefits incurred as we continued our efforts to regionalize our operations; (iv) the growth in information services for the development and support of clinical and operational systems; (v) legal fees related to the Colorado Medicaid investigation, which was concluded in April 2002, and the Federal Trade Commission investigation initiated in June 2002; and (vi) increased insurance costs.

Depreciation and amortization expense decreased by $15.3 million, or 71.4%, to $6.1 million for the year ended December 31, 2002, as compared with $21.4 million for the same period in 2001, primarily as a result of the adoption of the nonamortization provisions of FAS 142 as discussed in Note 2 to our Consolidated Financial Statements. Excluding the impact of goodwill amortization for the year ended December 31, 2001, depreciation and amortization increased $1.3 million, primarily due to fixed assets acquired in connection with our acquisition of Magella.

Income from operations increased $53.7 million, or 91.8%, to $112.1 million for the year ended December 31, 2002, as compared with $58.4 million for the same period in 2001. Our operating margin increased 7.6 percentage points to 24.1% for the year ended December 31, 2002, as compared to 16.5% for the same period in 2001. Excluding the impact of goodwill amortization for the year ended December 31, 2001, income from operations increased $37.1 million and operating margin increased by 2.9 percentage points.

We recorded net interest expense of $338,000 for the year ended December 31, 2002, as compared with net interest expense of $2.2 million for the same period in 2001. The decrease in interest expense in 2002 was primarily the result of having no outstanding balance under our line of credit during the year ended December 31, 2002. Interest expense for the year ended December 31, 2002 consisted primarily of commitment fees and amortized deferred debt costs associated with our line of credit.

Our effective income tax rates were 38.4% and 45.9% for the years ended December 31, 2002 and 2001, respectively. The decrease in the tax rate for the year ended December 31, 2002 was primarily due to the elimination of non-deductible goodwill amortization as required under the provisions of FAS 142. See Note 2 to our Consolidated Financial Statements.

Net income increased to $68.8 million for the year ended December 31, 2002, as compared to $30.4 million for the same period in 2001. Excluding the impact of goodwill amortization expense for the year ended December 31, 2001, net income increased by $24.4 million.

Diluted net income per common and common equivalent share was $2.58 on weighted average shares of 26.6 million for the year ended December 31, 2002, as compared to $1.36 on the weighted average shares of 22.5 million for the same period in 2001. Excluding the impact of goodwill amortization expense, diluted net income per common and common equivalent share would have been $1.98 for the year ended December 31, 2001. The significant net increase in weighted average shares outstanding was due to: (i) the shares issued in connection with the acquisition of Magella which were outstanding from May 15, 2001; (ii) the dilutive effect of convertible subordinated notes and stock options assumed in connection with the acquisition of Magella; and (iii) an increase in outstanding shares due to stock option exercises and shares issued under our employee stock purchase plans, offset by a decrease in shares due to the weighted average impact of approximately 1.7 million shares purchased in 2002 under a stock repurchase program approved by our Board of Directors.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had approximately $27.9 million of cash and cash equivalents on hand as compared to $73.2 million at December 31, 2002. Additionally, we had working capital of approximately $24.5 million at December 31, 2003, a decrease of $55.1 million from working capital of $79.6 million at December 31, 2002. The decrease in working capital is primarily due to the use of cash on hand and cash generated from operations to repurchase shares of our common stock (as described below), fund the acquisition of various physician group practices and a metabolic screening laboratory, and purchase our corporate office.

We generated cash flow from operating activities of $90.3 million, $97.8 million and $118.0 million for the years ended December 31, 2001, 2002 and 2003, respectively. We realized an increase in cash provided from operating activities in 2003 as compared to 2002 due to improved year-over-year operating results. In addition, we generated proceeds from the exercise of stock options and the issuance of common stock under our employee stock purchase plans of approximately $15.8 million, $32.1 million and $27.9 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Since July 2002, we have purchased approximately 4.7 million shares of our common stock at a cost of approximately $150 million under three repurchase programs approved by our Board of Directors. During 2002, we completed our first repurchase program, buying approximately 1.7 million shares of our common stock for approximately $50 million. During 2003, we completed two additional repurchase programs, buying approximately 3.0 million shares of our common stock for an aggregate amount of approximately $100 million. All repurchases were made in the open market, subject to market conditions and trading restrictions.

During 2003, we completed the acquisition of an independent laboratory specializing in newborn metabolic screening and acquired seven physician group practices, using approximately $75.2 million in cash. We also purchased our corporate office building in 2003 for approximately $10.1 million in cash pursuant to a lease purchase option. The building had been leased under an operating lease agreement with a LIBOR-based variable interest rate. During 2003, we made other capital expenditures in the aggregate amount of approximately $5.2 million, primarily for computer equipment and software, furniture, equipment and improvements at our corporate headquarters and regional offices.

Our repurchase programs, acquisitions and capital expenditures were funded by cash generated from operations and borrowings under our revolving line of credit, which have been subsequently repaid.

A large majority of our affiliated physicians participate in a performance-based incentive compensation program. Payments due under the program are made annually in the first quarter. As a result, we typically experience negative cash flow from operations in the first quarter of each year and we are required to fund our operations during this period with cash on hand or funds drawn from our line of credit (described below).

We maintain professional liability insurance policies with third-party insurers, subject to deductibles, exclusions and other restrictions. We self-insure our liabilities to pay deductibles under our professional liability insurance coverage through a wholly owned captive insurance subsidiary. We record a liability for self-insured deductibles and an estimate of liabilities for claims incurred but not reported based on an actuarial valuation using historical loss patterns. Our current professional liability insurance policy expires May 1, 2004, and we are currently reviewing our coverage options, which could include higher self-insured deductibles and an increase in premium costs. There can be no assurance that we will be able to obtain substantially similar coverage for professional liability insurance upon expiration or that such coverage will be available at acceptable costs or on favorable terms.

We currently have a revolving line of credit in the amount of $100 million that matures on August 14, 2004 ("Line of Credit"). At our option, our Line of Credit bears interest at either the prime rate or the Eurodollar rate plus an applicable margin rate ranging from 2% to 2.75%. Our Line of Credit is collateralized by substantially all of our current and future assets. We are subject to certain covenants and restrictions specified in our Line of Credit, including covenants that require us to maintain a minimum level of net worth and earnings, comply with laws, and restrict us from paying dividends and making certain other distributions, as specified therein. Failure to comply with these covenants would constitute an event of default under our Line of Credit, notwithstanding our ability to meet our debt service obligations. Our Line of Credit includes various customary remedies for our lenders following an event of default. At December 31, 2003, we are in compliance with such financial covenants and other restrictions. Although we had no outstanding principal balance under our Line of Credit at December 31, 2003, we had outstanding letters of credit which reduced the amount available under our Line of Credit by $6.5 million at December 31, 2003.

We are currently evaluating a proposal from one of our lenders with respect to syndicating a new revolving credit facility. However, there can be no assurance that we will be able to obtain a new credit facility in the amount and on terms substantially similar to our Line of Credit.

Based upon our current cash on hand and projected 2004 cash flow from operations, we anticipate that funds generated from operations, together with our current cash on hand, will be sufficient to finance our working capital requirements, anticipated acquisitions and capital expenditures as presently planned, and to meet our contractual obligations for at least the next 12 months. In addition to our contractual obligations (described below), we plan to invest $50 million to $60 million in cash during 2004 on acquisitions.

CONTRACTUAL OBLIGATIONS

At December 31, 2003, we had certain obligations and commitments under promissory notes, capital leases and operating leases totaling approximately $16.8 million as follows:

	Payments Due (in thousands)				
Obligation	*Total*	*2004*	*2005 and 2006*	*2007 and 2008*	*2009 and Later*
Promissory notes	$ 1,050	$ 350	$ 700	$ –	$ –
Capital leases	814	336	408	70	–
Operating leases	14,926	5,055	8,216	1,386	269
	$16,790	$5,741	$9,324	$1,456	$269

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2003, we did not have any material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ACCOUNTING MATTERS

In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," was issued. This statement elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for interim and annual periods ending after December 15, 2002. The adoption of the initial recognition and initial measurement provisions of FIN 45 did not have a material impact on our financial position or results of operations for the year ended December 31, 2003.

In January 2003, FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51," was issued. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIE"). If a company has an interest in a VIE and is at risk for a majority of the VIE's expected losses or receives a majority of the VIE's expected gains, it shall consolidate the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities for which the effective date is no later than the first interim or annual period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. During 2003, we evaluated our potential variable interest entities and determined that the provisions of FIN 46 did not impact our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our Line of Credit and an aircraft operating lease agreement are subject to market risk and interest rate changes. The total amount available under our Line of Credit is $100 million. At our option, the Line of Credit bears interest at either the prime rate or the Eurodollar rate plus an applicable margin rate ranging from 2% to 2.75%. The aircraft operating lease bears interest at a LIBOR-based variable rate. We had no outstanding principal balance under the Line of Credit at December 31, 2003. The outstanding balance related to the aircraft operating lease totaled approximately $5.6 million at December 31, 2003. Considering the total outstanding balances under these instruments at December 31, 2003 of approximately $5.6 million, a 1% change in interest rates would result in an impact to income before income taxes of approximately $56,000 per year.

[Consolidated Balance Sheets]

PEDIATRIX MEDICAL GROUP, INC.

(In thousands)	*December 31,* 2002	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 73,195	$ 27,896
Accounts receivable, net	75,356	94,213
Prepaid expenses	6,083	3,152
Deferred income taxes	5,515	19,354
Other assets	1,206	942
Total current assets	161,355	145,557
Property and equipment, net	16,820	27,194
Goodwill	463,032	527,422
Other assets, net	7,472	17,421
Total assets	$648,679	$717,594
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 76,400	$111,974
Current portion of long-term debt and capital lease obligations	504	686
Income taxes payable	4,896	8,385
Total current liabilities	81,800	121,045
Long-term debt and capital lease obligations	1,985	1,178
Deferred income taxes	13,290	17,429
Deferred compensation	3,606	5,564
Total liabilities	100,681	145,216
Commitments and contingencies		
Shareholders' equity:		
Preferred stock; $.01 par value; 1,000 shares authorized; none issued	–	–
Common stock; $.01 par value; 50,000 shares authorized; 27,005 and 28,425 shares issued, respectively	270	284
Additional paid-in capital	392,321	432,361
Treasury stock, at cost, 1,692 and 4,665 shares, respectively	(49,998)	(150,000)
Retained earnings	205,405	289,733
Total shareholders' equity	547,998	572,378
Total liabilities and shareholders' equity	$648,679	$717,594

The accompanying notes are an integral part of these Consolidated Financial Statements.

[Consolidated Statements of Income]

PEDIATRIX MEDICAL GROUP, INC.

(In thousands, except for per share data)	*Years Ended December 31,* 2001	2002	2003
Net patient service revenue	$354,595	$465,481	$551,197
Operating expenses:			
Practice salaries and benefits	197,581	263,165	310,778
Practice supplies and other operating expenses	14,297	15,791	18,588
General and administrative expenses	62,841	68,315	76,537
Depreciation and amortization	21,437	6,135	8,405
Total operating expenses	296,156	353,406	414,308
Income from operations	58,439	112,075	136,889
Investment income	309	818	482
Interest expense	(2,538)	(1,156)	(1,372)
Income before income taxes	56,210	111,737	135,999
Income tax provision	25,782	42,961	51,671
Net income	$ 30,428	$ 68,776	$ 84,328
Per share data:			
Net income per common and common equivalent share:			
Basic	$ 1.44	$ 2.68	$ 3.55
Diluted	$ 1.36	$ 2.58	$ 3.43
Weighted average shares used in computing net income per common and common equivalent share:			
Basic	21,159	25,622	23,742
Diluted	22,478	26,629	24,577

The accompanying notes are an integral part of these Consolidated Financial Statements.

[Consolidated Statements of Shareholders' Equity]

PEDIATRIX MEDICAL GROUP, INC.

(In thousands)	*Common Stock* Number of Shares	*Common Stock* Amount	*Additional Paid In Capital*	*Treasury Stock*	*Retained Earnings*	*Total Shareholders' Equity*
Balance at December 31, 2000	15,878	$159	$135,540	$ –	$106,201	$241,900
Net income	–	–	–	–	30,428	30,428
Common stock issued in connection with the Merger	7,293	73	152,417	–	–	152,490
Fair value of stock options assumed in the Merger	–	–	18,932	–	–	18,932
Common stock issued under employee stock option and stock purchase plans	1,253	13	15,820	–	–	15,833
Common stock issued for convertible notes	537	5	11,867	–	–	11,872
Tax benefit related to employee stock option and stock purchase plans	–	–	7,397	–	–	7,397
Balance at December 31, 2001	24,961	250	341,973	–	136,629	478,852
Net income	–	–	–	–	68,776	68,776
Common stock issued under employee stock option and stock purchase plans	2,044	20	32,091	–	–	32,111
Common stock issued for convertible notes	–	–	128	–	–	128
Treasury stock	–	–	–	(49,998)	–	(49,998)
Tax benefit related to employee stock option and stock purchase plans	–	–	18,129	–	–	18,129
Balance at December 31, 2002	27,005	270	392,321	(49,998)	205,405	547,998
Net income	–	–	–	–	84,328	84,328
Common stock issued under employee stock option and stock purchase plans	1,387	14	27,922	–	–	27,936
Common stock issued for convertible notes	33	–	791	–	–	791
Treasury stock	–	–	–	(100,002)	–	(100,002)
Tax benefit related to employee stock option and stock purchase plans	–	–	11,327	–	–	11,327
Balance at December 31, 2003	**28,425**	**$284**	**$432,361**	**$(150,000)**	**$289,733**	**$572,378**

The accompanying notes are an integral part of these Consolidated Financial Statements.

[Consolidated Statements of Cash Flows]

PEDIATRIX MEDICAL GROUP, INC.

(In thousands)	Years Ended December 31, 2001	2002	2003
Cash flows from operating activities:			
Net income	$30,428	$68,776	$84,328
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization	21,437	6,135	8,405
Deferred income taxes	(14,725)	1,497	(9,700)
Changes in assets and liabilities:			
Accounts receivable	17,676	(11,505)	(17,368)
Prepaid expenses and other assets	(1,765)	(3,254)	3,516
Other assets	5,436	565	(1,129)
Accounts payable and accrued expenses	22,992	15,504	35,165
Income taxes payable	8,857	20,124	14,817
Net cash provided from operating activities	90,336	97,842	118,034
Cash flows from investing activities:			
Acquisition payments, net of cash acquired	(23,734)	(25,735)	(75,243)
Purchase of property and equipment	(7,088)	(7,993)	(15,274)
Net cash used in investing activities	(30,822)	(33,728)	(90,517)
Cash flows from financing activities:			
Payments on line of credit, net	(46,900)	–	–
Payments to refinance line of credit	(1,404)	–	–
Payments on long-term debt, capital lease obligations and note payable	(2,561)	(589)	(750)
Proceeds from issuance of common stock	15,833	32,111	27,936
Purchase of treasury stock	–	(49,998)	(100,002)
Net cash used in financing activities	(35,032)	(18,476)	(72,816)
Net increase (decrease) in cash and cash equivalents	24,482	45,638	(45,299)
Cash and cash equivalents at beginning of year	3,075	27,557	73,195
Cash and cash equivalents at end of year	$27,557	$73,195	$27,896
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 2,642	$ 1,164	$ 1,280
Income taxes	$23,426	$20,216	$46,555
Non-cash financing activity:			
Common stock issued for convertible notes	$11,872	$ 128	$ 791

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 GENERAL

The principal business activity of Pediatrix Medical Group, Inc. and its subsidiaries ("Pediatrix" or the "Company") is to provide neonatal, maternal-fetal and other pediatric subspecialty physician services in 30 states and Puerto Rico. The Company has contracts with affiliated professional associations, corporations and partnerships ("affiliated professional contractors"), which are separate legal entities that provide physician services in certain states and Puerto Rico. The Company and its affiliated professional contractors enter into contracts with hospitals to provide physician services, which include (i) fee-for-service contracts, whereby hospitals agree, in exchange for the Company's services, to authorize the Company and its healthcare professionals to bill and collect the charges for medical services rendered by the Company's affiliated healthcare professionals; and (ii) administrative fee contracts, whereby the Company is assured a minimum revenue level.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation

The financial statements include all the accounts of the Company combined with the accounts of the affiliated professional contractors with which the Company currently has specific management arrangements. The financial statements of the Company's affiliated professional contractors are consolidated with the Company because the Company has established a controlling financial interest in the operations of the affiliated professional contractors, as defined in Emerging Issues Task Force Issue 97-2, through contractual management arrangements. The Company's agreements with affiliated professional contractors provide that the term of the arrangements are permanent, subject only to termination by the Company, except in the case of gross negligence, fraud or bankruptcy of the Company. The Company has the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the Company's affiliated professional contractors, in an amount that fluctuates based on the performance of the affiliated professional contractors and the change in the fair value thereof. The Company has exclusive responsibility for the provision of all non-medical services required for the day-to-day operation and management of the Company's affiliated professional contractors and establishes the guidelines for the employment and compensation of the physicians. In addition, the agreements provide that the Company has the right, but not the obligation, to purchase, or to designate a person(s) to purchase, the stock of the Company's affiliated professional contractors for a nominal amount. Separately, in its sole discretion, the Company has the right to assign its interest in the agreements. All significant intercompany and interaffiliate accounts and transactions have been eliminated.

Accounting Pronouncements

In November 2002, FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," was issued. This statement elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for interim and annual periods ending after December 15, 2002. The adoption of the initial recognition and initial measurement provisions of FIN 45 did not have a material impact on the Company's financial position or results of operations for the year ended December 31, 2003.

In January 2003, FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51," was issued. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIE"). If a company has an interest in a VIE and is at risk for a majority of the VIE's expected losses or receives a majority of the VIE's expected gains, it shall consolidate the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIEs that are considered to be special purpose entities for which the effective date is no later than the first interim or annual period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. During 2003, the Company evaluated its potential variable interest entities and determined that the provisions of FIN 46 did not impact the Company's financial position or results of operations.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the estimated allowance for contractual adjustments and uncollectibles on accounts receivable, and the estimated liabilities for claims incurred but not reported related to the Company's professional liability insurance. Actual results could differ from those estimates.

Segment Reporting

The Company operates in a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying Consolidated Financial Statements present financial information in a format that is consistent with the financial information used by management for internal use.

Revenue Recognition

Patient service revenue is recognized at the time services are provided by the Company's employed physicians. Patient service revenue is presented net of an estimated provision for contractual adjustments and uncollectibles which is charged to operations based on the Company's evaluation of expected collections resulting from an analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

Accounts receivable are primarily amounts due under fee-for-service contracts from third-party payors, such as insurance companies, self-insured employers and patients and government-sponsored healthcare programs geographically dispersed throughout the United States and its territories. Concentration of credit risk relating to accounts receivable is limited by number, diversity and geographic dispersion of the business units managed by the Company, as well as by the large number of patients and payors, including the various governmental agencies in the states in which the Company provides services. Receivables from government agencies made up approximately 19% and 29% of net accounts receivable at December 31, 2002 and 2003, respectively.

Cash Equivalents

Cash equivalents are defined as all highly liquid financial instruments with maturities of 90 days or less from the date of purchase. The Company's cash equivalents consist principally of demand deposits, amounts on deposit in money market accounts, mutual funds, and funds invested in overnight repurchase agreements. The Company holds a majority of its cash equivalents with one financial institution.

Property and Equipment

Property and equipment are stated at original purchase cost. Depreciation of property and equipment is computed on the straight-line method over the estimated useful lives. Estimated useful lives are generally 20 years for buildings; three to seven years for medical equipment, computer equipment, software and furniture; and the lease period for leasehold improvements and capital leases. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in earnings.

Goodwill and Other Intangible Assets

Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141 ("FAS 141"), "Business Combinations," and the nonamortization provisions of Statement of Financial Accounting Standards No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets," pertaining to goodwill recorded in connection with acquisitions consummated subsequent to June 30, 2001. Effective January 1, 2002, certain other provisions of FAS 142 were fully adopted. The provisions of FAS 142 require the nonamortization of all goodwill and other indefinite-lived intangible assets and that goodwill and other indefinite-lived intangible assets be tested annually for impairment using a two-step process.

The Company records acquired assets and liabilities at their respective fair values under the purchase method of accounting. Goodwill represents the excess of cost over the fair value of the net assets acquired. Intangible assets with finite lives, principally physician and hospital agreements, are recognized apart from goodwill at the time of acquisition based on the contractual-legal and separability criteria established in FAS 141.

Goodwill is tested for impairment at an operating segment level, known as a reporting unit, on an annual basis using a two-step test. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, a second step is performed to determine the amount of any impairment loss. During 2002, the Company completed its impairment testing as a result of the adoption of FAS 142 in the third quarter of 2002 and determined that goodwill was not impaired. During 2003, the Company completed its annual impairment test in the third quarter of 2003 and determined that goodwill was not impaired. Goodwill related to acquisitions completed prior to July 1, 2001 was amortized through the year ended December 31, 2001 on a straight-line basis over 25 years. No goodwill amortization was recorded for the years ended December 31, 2002 and 2003. Intangible assets with finite lives are amortized over a period of 4 to 20 years.

Excluding the impact of amortization expense, net of tax, for the years ended December 31, 2001, 2002 and 2003, pro forma net income and net income per share is as follows:

	Years Ended December 31,		
(In thousands, except per share data)	*2001*	*2002*	*2003*
Net income, as reported	$30,428	$68,776	$84,328
Add: Goodwill amortization, net of tax	13,974	–	–
Pro forma net income	$44,402	$68,776	$84,328
Net income per share:			
As reported:			
Basic	$ 1.44	$ 2.68	$ 3.55
Diluted	$ 1.36	$ 2.58	$ 3.43
Pro forma:			
Basic	$ 2.10	$ 2.68	$ 3.55
Diluted	$ 1.98	$ 2.58	$ 3.43

Long-Lived Assets

The Company evaluates long-lived assets, including intangible assets subject to amortization, at least annually and records an impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. The recoverability of such assets is measured by a comparison of the carrying value of the assets to the future undiscounted cash flows before interest charges to be generated by the assets. If long-lived assets are impaired, the impairment to be recognized is measured as the excess of the carrying value over the fair value. Long-lived assets to be disposed of are reported at the lower of the carrying value or fair value less disposal costs. The Company does not believe there are any indicators that would require an adjustment to such assets or their estimated periods of recovery at December 31, 2003 pursuant to the current accounting standards.

Treasury Stock

Effective with the beginning of the third quarter of 2002, the Company began repurchasing and holding shares of its common stock as treasury stock. The Company records its common stock repurchases at reacquisition cost using the cost method of accounting for treasury stock. Treasury stock is reported as a reduction in shareholders' equity.

Professional Liability Coverage

The Company maintains professional liability insurance policies with third-party insurers, subject to deductibles, exclusions and other restrictions. The Company self-insures its liabilities to pay deductibles under its professional liability insurance coverage through a wholly owned captive insurance subsidiary. The Company records a liability for self-insured deductibles and an estimate of liabilities for claims incurred but not reported based on an actuarial valuation using historical loss patterns. Liabilities for claims incurred but not reported are not discounted.

Income Taxes

The Company records deferred income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Stock Options

The Company accounts for stock-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense for stock options issued to employees is reflected in the consolidated statements of income, because the market value of the Company's stock equals the exercise price on the day options are granted. To the extent the Company realizes an income tax benefit from the exercise of certain stock options, this benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

Had compensation expense been determined based on the fair value accounting provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts below:

	Years Ended December 31,		
(In thousands, except per share data)	*2001*	*2002*	*2003*
Net income, as reported	$30,428	$ 68,776	$84,328
Deduct: Total stock-based employee compensation expense determined under fair-value accounting rules, net of related tax effect	(9,338)	(10,451)	(10,999)
Pro forma net income	$21,090	$ 58,325	$73,329
Net income per share:			
As reported:			
Basic	$ 1.44	$ 2.68	$ 3.55
Diluted	$ 1.36	$ 2.58	$ 3.43
Pro forma:			
Basic	$ 1.00	$ 2.28	$ 3.09
Diluted	$ 0.98	$ 2.25	$ 3.05

The fair value of each option or share to be issued is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2002 and 2003: dividend yield of 0% for all years; expected volatility of 71%, 58% and 56%, respectively, and risk-free interest rates of 4.6%, 3.6% and 2.9%, respectively, for options with expected lives of five years (officers and physicians of the Company) and 3.9%, 3.1% and 2.2%, respectively, for options with expected lives of three years (all other employees of the Company).

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the dilutive effect of convertible notes calculated using the if-converted method and outstanding options calculated using the treasury stock method. The calculation of diluted net income per share excludes the after-tax impact of interest expense related to convertible subordinated notes.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value due to the short maturities of these items. The carrying value of long-term debt and capital lease obligations approximates fair value.

NOTE 3 ACCOUNTS RECEIVABLE AND NET PATIENT SERVICE REVENUE

Accounts receivable consists of the following:

	December 31,	
(In thousands)	*2002*	*2003*
Gross accounts receivable	$210,783	$294,022
Allowance for contractual adjustments and uncollectibles	(135,427)	(199,809)
	$ 75,356	$ 94,213

Net patient service revenue consists of the following:

	Years Ended December 31,		
(In thousands)	*2001*	*2002*	*2003*
Gross patient service revenue	$835,137	$1,071,475	$1,363,380
Contractual adjustments and uncollectibles	(500,284)	(630,237)	(841,622)
Hospital contract administrative fees	19,742	24,243	29,439
	$354,595	$ 465,481	$551,197

During 2002, the Company realized a decrease in contractual adjustments and uncollectibles as a percentage of gross revenue due to (i) the realization of improved reimbursement from non-contracted payors related to the 2001 price increase; (ii) improved contracting processes with managed care payors; and (iii) improved collections as a result of the Company's regional collection structure.

During 2003, the Company realized an increase in contractual adjustments and uncollectibles as a percentage of gross revenue due to (i) changes in billing codes introduced by the American Medical Association in early 2003, which resulted in reduced collection rates for the specific codes impacted; and (ii) the impact of modest price increases implemented on January 1, 2003 partially offset by a decrease in contractual adjustments and uncollectibles as a percentage of gross revenue as a result of improved managed care contracting processes. As a result of the modest price increases, contractual adjustments and uncollectibles increased as a percentage of gross patient service revenue in 2003. This increase is primarily due to government-sponsored healthcare programs, like Medicaid, that generally provide for reimbursements on a fee schedule basis rather than on a gross charge basis. Since the Company bills government-sponsored healthcare programs, like other payors, on a gross charge basis, the Company increased the provision for contractual adjustments and uncollectibles by the amount of any price increase, resulting in a higher contractual adjustment percentage.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,	
(In thousands)	*2002*	*2003*
Building	$ 33	$ 8,056
Equipment and furniture	34,442	43,615
	34,475	51,671
Accumulated depreciation	(17,655)	(24,477)
	$16,820	$27,194

At December 31, 2003, property and equipment includes medical and other equipment held under capital leases of approximately $2.3 million and related accumulated depreciation of approximately $1.2 million. The Company recorded depreciation expense of approximately $4.9 million, $6.0 million and $6.8 million for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 5 GOODWILL AND OTHER ASSETS

Other assets consist of the following:

	December 31,	
(In thousands)	*2002*	*2003*
Other intangible assets	$ 996	$ 7,761
Other assets	6,476	9,660
	$7,472	$17,421

At December 31, 2003, other intangible assets consist of amortizable hospital, state and other contracts; physician and hospital agreements; and patents and other agreements with gross carrying amounts of approximately $4.5 million, $3.2 million and $1.7 million, respectively, less accumulated amortization of approximately $1.6 million. At December 31, 2002, other intangible assets consisted of amortizable physician and hospital agreements with a gross carrying amount of approximately $1.1 million, less accumulated amortization of approximately $120,000. Amortization expense related to other intangible assets for the years ended December 31, 2002 and 2003 was approximately $120,000 and $1.5 million, respectively. Amortization expense on other intangible assets for the years 2004 through 2008 is expected to be approximately $1.7 million, $1.4 million, $1.3 million, $962,000 and $391,000, respectively. The remaining weighted average amortization period of other intangible assets is 17.5 years.

During 2002, the Company completed the acquisition of six physician practices. Total consideration and related costs for these acquisitions approximated $25.7 million. In connection with these transactions, the Company recorded goodwill of approximately $24.6 million and other intangible assets consisting of physician and hospital agreements of approximately $1.1 million. The goodwill of approximately $24.6 million related to these acquisitions represents the only change in the carrying amount of goodwill for the year ended December 31, 2002.

During 2003, the Company completed the acquisition of an independent laboratory specializing in newborn metabolic screening and seven physician group practices. Total consideration and related costs for the acquisitions, net of cash acquired, was approximately $75.2 million in cash. In connection with the acquisitions, the Company recorded goodwill of approximately $64.4 million, other intangible assets of approximately $8.2 million, fixed and other assets of approximately $3.8 million and liabilities of approximately $1.2 million. The goodwill of approximately $64.4 million related to these acquisitions represents the only change in the carrying amount of goodwill for the year ended December 31, 2003. The other intangible assets of approximately $8.2 million consist of hospital, state and other contracts; physician and hospital agreements; and patents and other agreements with gross carrying amounts of $4.5 million, $2.0 million and $1.7 million, respectively. The weighted average amortization period of these other intangible assets is 17.6 years.

The results of operations of the independent laboratory and the acquired practices have been included in the Company's consolidated financial statements from the dates of acquisition.

The following unaudited pro forma information combines the consolidated results of operations of the Company and the acquisitions completed during 2002 and 2003 as if the transactions had occurred on January 1, 2002:

	Years Ended December 31,	
(In thousands, except per share data)	*2002*	*2003*
Net patient service revenue	$499,078	$568,000
Net income	71,030	85,444
Net income per share:		
Basic	$ 2.77	$ 3.60
Diluted	$ 2.67	$ 3.48

The pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place at the beginning of the period, nor are they indicative of the results of future combined operations.

NOTE 6 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31,	
(In thousands)	*2002*	*2003*
Accounts payable	$10,131	$ 10,528
Accrued salaries and bonuses	35,377	55,336
Accrued payroll taxes and benefits	10,364	11,452
Accrued professional liability coverage	14,607	24,040
Other accrued expenses	5,921	10,618
	$76,400	$111,974

NOTE 7 LINE OF CREDIT, LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

The Company currently has a revolving line of credit in the amount of $100 million that matures on August 14, 2004 (the "Line of Credit"). At the Company's option, the Line of Credit bears interest at either the prime rate or the Eurodollar rate plus an applicable margin rate ranging from 2% to 2.75%. The Line of Credit is collateralized by substantially all of the Company's current and future assets. The Company is subject to certain financial covenants and restrictions specified in its Line of Credit, including covenants that require the Company to maintain a minimum level of net worth and earnings comply with laws, and restrict the Company from paying dividends and making certain other distributions, as specified therein. At December 31, 2003, the Company was in compliance with such financial covenants and restrictions. Although the Company had no balance outstanding under the Line of Credit at December 31, 2002 and 2003, it had outstanding letters of credit which reduced the amount available under the Line of Credit by $6.6 million and $6.5 million at December 31, 2002 and 2003, respectively.

During 2001, the Company issued a $1.8 million promissory note in connection with an acquisition. The promissory note accrues interest at 5.5%, requires principal payments in five equal installments of $350,000, and matures on September 7, 2006.

In connection with the acquisition of Magella Healthcare Corporation ("Magella"), the Company assumed certain convertible subordinated notes issued by Magella which, as a result of the acquisition, became exercisable into the Company's common stock (the "Convertible Notes"). During 2002 and 2003, approximately $128,000 and $791,000 of the Convertible Notes were converted into approximately 5,000 and 33,000 shares, respectively, of the Company's common stock. As of December 31, 2003, there are no Convertible Notes outstanding.

Long-term debt, including capital lease obligations, consists of the following:

(In thousands)	*December 31, 2003*
Promissory note in connection with acquisition	$1,050
Capital lease obligations	814
Total	1,864
Current portion	(686)
Long-term debt and capital lease obligations	$1,178

The amounts due under the terms of the Company's long-term debt, including capital lease obligations, at December 31, 2003 are as follows: 2004 – $686,000; 2005 – $615,000; 2006 – $493,000; 2007 – $60,000; and 2008 – $10,000.

NOTE 8 INCOME TAXES

The components of the income tax provision (benefit) are as follows:

	December 31,		
(In thousands)	*2001*	*2002*	*2003*
Federal:			
Current	$29,970	$35,924	$55,902
Deferred	(4,709)	3,192	(8,786)
	25,261	39,116	47,116
State:			
Current	1,083	3,593	5,469
Deferred	(562)	252	(914)
	521	3,845	4,555
Total	$25,782	$42,961	$51,671

The Company files its tax return on a consolidated basis with its subsidiaries. The remaining affiliated professional contractors file tax returns on an individual basis.

The effective tax rate on income was 45.9%, 38.4% and 38.0% for the years ended December 31, 2001, 2002 and 2003, respectively. The decrease in the tax rate for the years ended December 31, 2002 and 2003, as compared to the year ended December 31, 2001, was primarily due to the elimination of non-deductible goodwill amortization as required under current accounting standards. The differences between the effective rate and the United States federal income tax statutory rate are as follows:

	December 31,		
(In thousands)	*2001*	*2002*	*2003*
Tax at statutory rate	$19,674	$39,108	$47,600
State income tax, net of federal benefit	865	2,499	2,960
Amortization	3,939	237	–
Other, net	1,304	1,117	1,111
Income tax provision	$25,782	$42,961	$51,671

The significant components of deferred income tax assets and liabilities are as follows:

(In thousands)	December 31, 2002 Total	December 31, 2002 Current	December 31, 2002 Non-Current	December 31, 2003 Total	December 31, 2003 Current	December 31, 2003 Non-Current
Allowance for uncollectible accounts	$ 5,708	$ 5,708	$ –	$ 9,675	$ 9,675	$ –
Net operating loss carryforward	3,321	3,321	–	1,776	1,776	–
Amortization	1,170	–	1,170	886	–	886
Operating reserves and accruals	10,273	10,273	–	19,284	19,284	–
Other	2,394	368	2,026	1,304	42	1,262
Total deferred tax assets	22,866	19,670	3,196	32,925	30,777	2,148
Accrual to cash adjustment	(14,123)	(14,123)	–	(11,410)	(11,410)	–
Property and equipment	(3,775)	–	(3,775)	(2,965)	–	(2,965)
Amortization	(12,712)	–	(12,712)	(16,612)	–	(16,612)
Other	(31)	(32)	1	(13)	(13)	–
Total deferred tax liabilities	(30,641)	(14,155)	(16,486)	(31,000)	(11,423)	(19,577)
Net deferred tax liability	$ (7,775)	$ 5,515	$(13,290)	$ 1,925	$ 19,354	$(17,429)

The income tax benefit related to the exercise of stock options and the purchase of shares under the Company's non-qualified employee stock purchase plan reduces taxes currently payable and is credited to additional paid-in capital. Such amounts totaled approximately $7,397,000, $18,129,000 and $11,327,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company has net operating loss carryforwards for federal and state tax purposes totaling approximately $7,175,000, $8,697,000 and $4,958,000 at December 31, 2001, 2002 and 2003, respectively, expiring at various times commencing in 2019.

The Company and the affiliated professional contractors are subject to federal and state audits through the normal course of operations. Management has recorded provisions for unasserted contingent claims.

NOTE 9 COMMITMENTS AND CONTINGENCIES

In November 2003, the United States District Court for the Southern District of Florida entered orders dismissing without prejudice five previously announced federal securities law class action cases, which were commenced in June and July 2003 against the Company, two of its executive officers and the Chairman of the Board.

In June 2002, the Company received a written request from the Federal Trade Commission (the "FTC") to submit information on a voluntary basis in connection with an investigation of issues of competition related to its May 2001 acquisition of Magella and its business practices generally. In February 2003, the Company received additional information requests from the FTC in the form of a Subpoena and Civil Investigative Demand. Pursuant to these requests, the Company produced documents and information relating to the acquisition and its business practices in certain markets. The Company has also provided on a voluntary basis additional information and testimony on issues related to the investigation. At this time, the investigation remains active and ongoing and the Company is cooperating fully with the FTC.

Beginning in April 1999, the Company received requests from various federal and state investigators for information relating to its billing practices for services reimbursed by Medicaid, and the United States Department of Defense's TRICARE program for military dependants and retirees. Since then, a number of the individual state investigations were resolved through agreements to refund certain overpayments and reimburse certain costs to the states. In June 2003, the Company was advised by a United States Attorney's Office that it was conducting a civil investigation with respect to its Medicaid billing practices nationwide. This federal Medicaid investigation, the TRICARE investigation, and related state inquiries are now being coordinated and are active and ongoing. The Company is cooperating fully with federal and state authorities with respect to these investigations and inquiries.

In November 2003, the Company's maternal-fetal practice in Las Vegas, Nevada was served with a search warrant by the State of Nevada. The warrant requested information concerning Medicaid billings for maternal-fetal care provided by the Company in that state. The Company does not know the basis for the warrant or the nature of the issues relating to this investigation. The Company is cooperating fully with appropriate officials in the investigation.

Currently, management cannot predict the timing or outcome of any of these pending investigations and inquiries and whether they will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations and the trading price of its common stock.

The Company also expects that additional audits, inquiries and investigations from government authorities and agencies will continue to occur in the ordinary course of its business. Such audits, inquiries and investigations and their ultimate resolutions, individually or in the aggregate, could have a material adverse effect on its business, financial condition or results of operations and the trading price of its common stock.

In the ordinary course of its business, the Company has become involved as a defendant in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by its affiliated physicians. The Company's contracts with hospitals also generally require it to indemnify them and their affiliates for losses resulting from the negligence of the Company's affiliated physicians. The Company is also subject to other lawsuits which may involve large claims and significant defense costs. The Company believes, based upon its review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on its business, financial condition or results of operations and the trading price of its common stock. The outcome of such actions and proceedings, however, cannot be predicted with certainty, and an unfavorable resolution of one or more of them could have a material adverse effect on its business, financial condition or results of operations and the trading price of its common stock.

Although the Company currently maintains liability insurance coverage intended to cover medical malpractice and other claims, this coverage generally must be renewed annually and may not continue to be available to the Company in future years at acceptable costs and on favorable terms. In addition, the Company cannot assure that its insurance coverage will be adequate to cover liabilities arising out of claims asserted against it in the future where the outcomes of such claims are unfavorable. Liabilities in excess of the Company's insurance coverage could have a material adverse effect on its business, financial condition and results of operations.

The Company leases an aircraft and space for its regional offices and medical offices, storage space and temporary housing of medical staff. The aircraft lease bears interest at a LIBOR-based variable rate. Rent expense for the years ended December 31, 2001, 2002 and 2003 was approximately $6,149,000, $6,898,000 and $7,437,000, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2003 are as follows (in thousands):

2004	$ 5,055
2005	3,820
2006	4,396
2007	986
2008	400
Thereafter	269
	$14,926

NOTE 10 RETIREMENT PLAN

The Company maintains two qualified contributory savings plans as allowed under Section 401(k) of the Internal Revenue Code and Section 1165(e) of the Puerto Rico Income Tax Act of 1954 (the "Plans"). The Plans permit participant contributions and allow elective Company contributions based on each participant's contribution. Participants may defer a percentage of their annual compensation subject to the limits defined in the Plans. The Company recorded an expense of $3,765,000, $5,728,000 and $6,192,000 for the years ended December 31, 2001, 2002 and 2003, respectively, related to the Plans.

NOTE 11 NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

The calculation of basic and diluted net income per share for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Years Ended December 31,		
(In thousands, except for per share data)	*2001*	*2002*	*2003*
Basic:			
Net income applicable to common stock	$30,428	$68,776	$84,328
Weighted average number of common shares outstanding	21,159	25,622	23,742
Basic net income per share	$ 1.44	$ 2.68	$ 3.55
Diluted:			
Net income	$30,428	$68,776	$84,328
Interest expense on convertible subordinated debt, net of tax	115	28	25
Net income applicable to common stock	$30,543	$68,804	$84,353
Weighted average number of common shares outstanding	21,159	25,622	23,742
Weighted average number of dilutive common stock equivalents	1,165	975	807
Dilutive effect of convertible subordinated debt	154	32	28
Weighted average number of common and common equivalent shares outstanding	22,478	26,629	24,577
Diluted net income per share	$ 1.36	$ 2.58	$ 3.43

At December 31, 2001, 2002 and 2003, the Company had approximately 1.9 million, 959,000 and 359,000 outstanding employee stock options, respectively, that have been excluded from the computation of diluted earnings per share since they are anti-dilutive.

NOTE 12 STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLANS

In 1993, the Company's Board of Directors authorized a stock option plan (the "Option Plan"). Under the Option Plan, options to purchase shares of common stock may be granted to certain employees at a price not less than the fair market value of the shares on the date of grant. The options must be exercised within 10 years from the date of grant. The stock options become exercisable on a pro rata basis over a three-year period from the date of grant. At December 31, 2003, the Company had 8,000,000 shares authorized to be issued and 693,743 shares available for future grants under the Option Plan.

In connection with the acquisition of Magella, the Company assumed stock options issued by Magella. The options assumed at the time of the transaction were exercisable to purchase approximately 1.4 million shares of Pediatrix common stock. Such options are included in the disclosures below.

Pertinent information covering the Option Plan is as follows:

	Number of Shares	*Option Price Per Share*	*Weighted Average Exercise Price*	*Expiration Date*
Outstanding at December 31, 2000	4,555,431	$ 5.00 - $61.00	$20.28	2004-2010
Assumed	1,375,894	$13.00 - $24.05	$14.03	
Granted	1,373,000	$21.38 - $36.30	$29.67	
Canceled	(464,704)	$ 7.06 - $61.00	$25.94	
Exercised	(1,145,830)	$ 5.00 - $36.13	$12.52	
Outstanding at December 31, 2001	5,693,791	$ 5.00 - $61.00	$22.07	2004-2011
Granted	807,000	$25.00 - $41.60	$33.22	
Canceled	(52,693)	$ 7.06 - $39.13	$31.19	
Exercised	(1,978,866)	$ 5.00 - $36.25	$15.21	
Outstanding at December 31, 2002	4,469,232	$ 5.00 - $61.00	$27.03	2004-2012
Granted	1,002,000	$25.30 - $57.01	$29.56	
Canceled	(574,103)	$ 7.06 - $61.00	$33.05	
Exercised	(1,291,659)	$ 5.00 - $41.60	$20.02	
Outstanding at December 31, 2003	**3,605,470**	**$ 5.00 - $61.00**	**$29.29**	**2004-2013**
Exercisable at:				
December 31, 2001	3,502,787	$ 5.00 - $61.00	$21.48	
December 31, 2002	2,532,390	$ 5.00 - $61.00	$26.39	
December 31, 2003	**2,037,218**	**$ 5.00 - $61.00**	**$28.69**	

The weighted average grant date fair value for options granted in 2001, 2002 and 2003 was $29.67, $33.22 and $29.56, respectively. The weighted average grant date fair value for options assumed in connection with the acquisition of Magella in 2001 was $14.03.

Significant option groups outstanding at December 31, 2003 and related price and life information is as follows:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Outstanding as of 12/31/2003*	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life*	*Exercisable as of 12/31/2003*	*Weighted Average Exercise Price*
$ 5.00 - $12.20	195,568	$ 7.25	3.8	195,568	$ 7.25
$12.21 - $18.30	185,372	$15.03	5.6	185,372	$15.03
$18.31 - $24.40	485,269	$20.00	4.3	370,101	$19.68
$24.41 - $30.50	918,918	$27.40	8.7	92,000	$28.10
$30.51 - $36.60	1,098,010	$33.47	7.7	583,676	$33.80
$36.61 - $42.70	596,333	$39.06	4.3	535,501	$38.94
$42.71 - $54.90	91,000	$47.93	7.1	50,000	$45.13
$54.91 - $61.00	35,000	$59.86	6.5	25,000	$61.00
	3,605,470	$29.29	6.6	2,037,218	$28.69

Under the Company's employee stock purchase plans (the "Stock Purchase Plans"), employees may purchase the Company's common stock at 85% of the average high and low sales price of the stock as reported as of commencement of the purchase period or as of the purchase date, whichever is lower. Under the Stock Purchase Plans, 107,423, 64,397 and 95,498 shares were issued during the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2003, the Company has an additional 277,671 shares reserved under the Stock Purchase Plans.

NOTE 13 COMMON STOCK REPURCHASE PROGRAM

Since July 2002, the Company has purchased approximately 4.7 million shares of its common stock at a cost of approximately $150 million under three repurchase programs approved by its Board of Directors. During 2002, the Company completed its first repurchase program, buying approximately 1.7 million shares of its common stock for approximately $50 million. During 2003, the Company completed two additional share repurchase programs, buying approximately 3.0 million shares of its common stock for an aggregate amount of approximately $100 million. All repurchases were made in the open market, subject to market conditions and trading restrictions.

NOTE 14 PREFERRED SHARE PURCHASE RIGHTS PLAN

In 1999, the Board of Directors of the Company adopted a Preferred Share Purchase Rights Plan (the "Rights Plan") under which each outstanding share of the Company's common stock includes one preferred share purchase right ("Right") entitling the registered holder, subject to the terms of the Rights Plan, to purchase from the Company a one-thousandth of a share of the Company's series A junior participating preferred stock. Each Right entitles the shareholder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock (the "Preferred Shares") (or in certain circumstances, cash, property or other securities). Each Right has an initial exercise price of $150.00 for one one-thousandth of a Preferred Share (subject to adjustment). The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Upon such occurrence, each Right will entitle its' registered holder (other than such person or group of affiliated or associated persons) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice such price. The final expiration date of the Rights is the close of business on March 31, 2009 (the "Final Expiration Date").

The Board of Directors of the Company may, at its option, as approved by a Majority Director Vote (as defined in the Rights Plan), at any time prior to the earlier of (i) the time that any person or entity becomes an Acquiring Person (as defined in the Rights Plan), and (ii) the Final Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $.005 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company, in its sole discretion, may establish (as approved by a Majority Director Vote).

To the Board of Directors and Shareholders of Pediatrix Medical Group, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Pediatrix Medical Group, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 16, 2004

Board of Directors

Cesar L. Alvarez [3,4]
President and Chief Executive Officer
Greenberg Traurig, P.A.

Waldemar A. Carlo, M.D. [2]
Professor of Pediatrics
Director, Division of Neonatology
University of Alabama, Birmingham

John K. Carlyle [1,2,4]
Chairman of the Board

Michael B. Fernandez [1,2,3]
Chairman and Chief Executive Officer
CarePlus Health Plans, Inc.

Paul G. Gabos [1]
Chief Financial Officer
Lincare Holdings, Inc.

Roger K. Freeman, M.D. [3]
Director of OB/GYN Newborn
CareLine, Long Beach Memorial
Women's Hospital

Roger J. Medel, M.D. [4]
President and Chief Executive Officer

1 Audit Committee
2 Compensation Committee
3 Nominating and Corporate Governance Committee
4 Executive Committee

Senior Management

Roger J. Medel, M.D.
President and Chief Executive Officer

Joseph M. Calabro
Chief Operating Officer

Thomas W. Hawkins
Senior Vice President,
General Counsel and Secretary

Karl B. Wagner
Chief Financial Officer

Robert J. Balcom, M.D.
Regional President,
Central Region

Robert C. Bryant
Senior Vice President,
Chief Information Officer

David A. Clark
Senior Vice President, Operations

Eric H. Kurzweil, M.D.
Regional President,
Mountain Region

Michael C. McQueen, M.D.
Regional President, Obstetrix
Director, Government Relations

Frederick V. Miller, M.D.
Regional President,
Atlantic Region

Carlos A. Perez, M.D.
Regional President,
Caribbean Region

Michael V. Pokroy, M.D.
Regional President,
Pacific Region

John F. Rizzo
Senior Vice President,
Business Development

Michael D. Stanley, M.D.
Regional President,
South Central Region

Independent Public Accountants
PricewaterhouseCoopers LLP
Fort Lauderdale, Florida

Corporate Counsel
Greenberg Traurig, P.A.
New York, New York

Transfer Agent and Registrar
EquiServe Trust Company
P. O. Box 43010
Providence, Rhode Island 02940
www.equiserve.com

Headquarters
Pediatrix Medical Group, Inc.
1301 Concord Terrace
Sunrise, Florida 33323
Telephone: (954) 384-0175
www.pediatrix.com

Form 10-K
The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2003, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing to Robert J. Kneeley, Director, Investor Relations.

Common Stock
Pediatrix Medical Group, Inc. common stock is traded on the New York Stock Exchange under the symbol PDX. As of March 15, 2004, there were 85 holders of record of the Company's stock.

Following are the high and low sale prices for a share in 2002 and 2003:

2002	*High*	*Low*
First Quarter	$42.44	$33.00
Second Quarter	$48.60	$22.74
Third Quarter	$34.75	$21.70
Fourth Quarter	$42.00	$31.25

2003	*High*	*Low*
First Quarter	$41.95	$23.04
Second Quarter	$42.90	$24.60
Third Quarter	$48.84	$35.85
Fourth Quarter	$57.25	$45.94

PEDIATRIX®
MEDICAL GROUP INC.

HEADQUARTERS
1301 Concord Terrace
Sunrise, Florida 33323
954-384-0175
www.pediatrix.com